UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk.

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(a state-owned public limited liability company)

(Translation of Registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑             Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes ☐           No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA,TBK

(Registrant)

Date	May 4, 2011	By /s/ Agus Murdiyatno

(Signature)

Agus Murdiyatno
Vice President Investor Relation

THE FIRST QUARTER 2011 RESULTS (UNAUDITED)

HIGHLIGHTS

TICKERS:

NYSE     :  TLK

LSE        :  TKIA

IDX        :  TLKM

ISSUED SHARES:

20,159,999,280 shares

SHAREHOLDER COMPOSITION:

Govt. of Indonesia                    : 52.47%

Public                                         : 47.53%

(exclude treasury stock 490,574,500 shares)

(As of March 31, 2011)

■ Cellular customer base grew strongly by 21.3% year on year (YoY) to 99.4 million customers with net add for 1Q11 was 5.4 million new customers.
■ Our fixed broadband service, Speedy, recorded a 39.6% growth in the number of subscribers to 1,791K.
■ Data, internet and IT services also performed well, contributing 32.6% to total revenues in 1Q11 and revenue increased by 14.4%.
■ Operating expenses decreased by 4.3% on QoQ.
■ MoU Cellular increased to 53.4% YoY and 16.0% QoQ.
■ EBITDA reached Rp8,641.6 billion and Income for the period attributable to owner of the parent was Rp2,828.3 billion during the first quarter 2011.
■ Total revenues grew by 2.1% YoY to Rp16,706 billion, meanwhile income for the period attributable to owner of the parent grew by 1.5% to Rp2,828 billion

OPERATIONAL HIGHLIGHTS

CONVERSION RATES (US$ 1.00):

2010 = Rp9,093.50 (March 31,2010)

2011 = Rp8,707.50 (March 31,2011)

Fixed Line LIS vs Cellular Subscribers (in million)

Financial Indicators (in RpTn)

DISCLAIMER

This document contains financial conditions and result of operation, and may also contain certain projections, plans, strategies, and objectives of the Company, which would be treated as forward looking statements within the meaning of applicable law.  Forward looking statements, by their nature, involve risk and uncertainty that could cause actual results and development to differ materially from those expressed or implied in these statements.  Telkom Indonesia does not guarantee that any action, which may have been taken in reliance on this document will bring specific results as expected.

Investor Relations

PT Telekomunikasi Indonesia, Tbk

Grha Citra Caraka, 5th floor

Jl. Gatot Subroto No.52, Jakarta

Phone               :     62 21 5215109

Fax                   :     62 21 5220500

Email                :     investor@telkom.co.id

Website            :     www.telkom.co.id

	YoY			QoQ
Descriptions	1Q10	1Q11	Growth	2Q10	3Q10	4Q10	1Q11	Growth
	(‘000)	(‘000)	(%)	(‘000)	(‘000)	(‘000)	(‘000)%
Fixed Line:
LIS Wireline	8,382	8,333	(0.6)	8,397	8,334	8,303	8,333	0.4
LIS Wireless (Flexi):	15,948	18,708	17.3	15,896	16,756	18,161	18,708	3.0
- Postpaid	594	536	(9.8)	565	554	546	536	(2.0)
- Prepaid	15,354	18,172	18.4	15,330	16,202	17,615	18,172	3.2
Total	24,330	27,041	11.1	24,293	25,090	26,464	27,041	2.2
Cellular:
- Postpaid	2,047	2,165	5.8	2,098	2,101	2,127	2,165	1.8
- Prepaid	79,903	97,200	21.6	86,218	91,034	91,884	97,200	5.8
Total	81,950	99,365	21.3	88,316	93,135	94,011	99,365	5.7
Broadband:
- Fixed broadband/Speedy	1,283	1,791	39.6	1,416	1,530	1,649	1,791	8.6
- Mobile broadband/Flash	2,139	4,336	102.7	2,976	4,278	3,796	4,336	14.2
- Blackberry	280	1,580	464.3	456	573	966	1,580	63.6
FINANCIAL HIGHLIGHTS
TELKOM GROUP
Key Indicators	YoY			QoQ
	1Q10	1Q11	Growth (%)	2Q10	3Q10	4Q10	1Q11	Growth (%)
Op. Revenues (Rp Bn)	16,356	16,706	2.1	17,351	17,601	17,321	16,706	(3.5)
Op. Expenses (Rp Bn)	11,037	11,512	4.3	11,334	11,744	12,023	11,512	(4.3)
Op. Income (Rp Bn)	5,320	5,194	(2.4)	6,017	5,858	5,296	5,194	(1.9)
EBITDA (Rp Bn)	9,059	8,642	(4.6)	9,700	9,478	8,866	8,642	(2.5)
EBITDA Margin (%)	55.4	51.7	(3.7)	55.9	53.8	51.2	51.7	0.5
Income for the period attributable to owner of the parent (Rp Bn)**	2,786 *	2,828	1.5	3,246 *	2,928 *	2,576 *	2,828	9.8
Income per Share (Rp)**	142	144	1.5	165	149	132	144	9.8
Income per ADS (Rp)**	5,666	5,752	1.5	6,601	5,955	5,240	5,752	9.8

*changes in net income in 1Q10-4Q10 were resulted from the calculated tax effect by the impact of the restatement during those quarters. The tax allocation was differently presented in the previous Info Memo, however in total amount of Net Income in FY10 remain the same.

TELKOMSEL
Key Indicators	YoY			QoQ
	1Q10	1Q11	Growth (%)	2Q10	3Q10	4Q10	1Q11	Growth (%)
Op. Revenues (Rp Bn)	10,775	11,297	4.8	11,393	11,916	11,483	11,297	(1.6)
Op. Expenses (Rp Bn)	6,712	7,450	11.0	7,109	7,462	7,103	7,450	4.9
Op. Income (Rp Bn)	4,063	3,847	(5.3)	4,284	4,454	4,380	3,847	(12.2)
EBITDA (Rp Bn)	6,400	6,245	(2.4)	6,597	6,841	6,760	6,245	(7.6)
EBITDA Margin (%)	59.4	55.3	(4.1)	57.9	57.4	58.9	55.3	(3.6)
Inc.for the period (Rp Bn)*	2,838	2,856	0.6	3,088	3,264	3,172	2,856	(10.0)
**Income for the period is the term used for Net Income based on PSAK 1 (revised 2009) effective on January 2011

PT TELEKOMUNIKASI INDONESIA, Tbk.

THE FIRST QUARTER 2011 RESULTS (UNAUDITED)

The following analysis and discussion is based on our financial statements for three months of 2010 and 2011, which ended on March 31, 2010 and March 31, 2011 respectively. Those financial statements have been submitted to the BAPEPAM-LK, the Capital Market and Financial Institutions Supervisory Agency and furnished to the US Securities and Exchange Commission.

OPERATIONAL RESULTS

Cellular Service

As we enter the year of “broadband-ready”, we extort all of our effort to keep up with the commitment to expand and strengthen our network capacity and quality. We added 1,273 new BTS in 1Q11, of which 560 units were 3G Node-B. As of end of March 2011, Telkomsel’s total BTS on air reached 37,830 units, including 8,331 units 3G Node-B.

This quarter, we revamped our promotional programs in order to increase sales and manage churn rate better. As a result we recorded a strong growth of 5.4 million new customers in 1Q11. Total customer base as at end of March 2011 was 99.4 million customers, representing a market share of approximately 46% of full mobility market.

Customer Base

As the end of March 2011, Telkomsel customer base reached 99.4 million customers, consisting of 2.2 million postpaid and 97.2 million prepaid customers. It grew strongly by 21.3% from a year ago or 5.7% from previous quarter. In the first quarter 2011, Telkomsel added 5.4 million new customers, which was much higher than the net add in 1Q10 and 4Q10. The launch of Kartu As Rp20/minute promotional program in 4Q10, which was repackaged to Rp0/minute promotion, still established a strong response from market and deepened our market penetration in 1Q11.

The development of our data services is one of the contributors to the strong customer base growth. Telkomsel’s BlackBerry customers reached 1.6 million or grew by 464.3% YoY or 63.6% QoQ. Meanwhile, our Flash customers were 4.3 million in March 2011 or grew by 102.7% YoY or 14.2% QoQ.

Traffic Productions

The chargeable MoU increased by 53.4% YoY to 42.5 billion minutes, which was due to increased in customer base and MoU per customer. It was up 14.9% compared to 4Q10. Revenue per minute (“RPM”) declined to Rp151 in 1Q11, a decline of 39% from the RPM in 1Q10 or 16% lower than the RPM in 4Q10. The declining RPM was due to the alignment with the industry price in Q1 2011

We recorded 25.2 billion units chargeable SMS in 1Q11, an increase of 20.0% from 1Q10 and 3.4% lower compared 4Q10. The revenue per SMS (RPS) in 1Q11 increased 5% from 1Q10 to Rp119 and was 8% higher than the RPS in 4Q10, as a result of SMS tariff optimization related to the promotional packages.

With the growth of Telkomsel’s data users, data traffic/payload has shown an outstanding growth during the last few quarters. In 1Q11, it grew by 181% from 1Q10 to approximately 5,100 terabytes.

ARPU

Blended ARPU for 1Q11 was Rp37K or 14.8% declined from 1Q10 and 8.4% lower than the ARPU in 4Q10. The ARPU has been declining during the last few years due to the impact of competition and penetration to lower market segments.

Network Development

For the first quarter 2011, Telkomsel added 1,273 units new BTS (including 560 units 3G-BTS). As of March 31, 2010, there were 37,830 units BTS (including 8,331 3G Node-B) on air, an increased of 17% from the same period last year.

New Products and Programs

▪

In January 2011, Rp0/minute promotion for Kartu As for the first 30 seconds was extended. It provides special tariff of Rp0 at the first 30 seconds and Rp10/30 seconds afterwards from 00:00-16:59 hours for new customers that activate the starter pack from December 22, 2010. Additional 5,000 SMS to all operators, Facebook and chatting access are also provided.

▪

In March 2011, a new package of free minutes in simPATI  Freedom called simPATI Gratis Nelpon Berjam-jam (Free Talk for Several Hours) was introduced. By activating new starter pack from March 10, 2011 and having chargeable call for one minute (accumulated) to all Telkomsel’s numbers, customers will received free minutes to be used from 00:00-05:59.

▪

simPATI Double TalkMania program was modified in March 2011. With a daily registration of Rp2,000 (day time, 01:00-18:00 hours) and Rp2,500 (night time, 17:00-24:00 hours), this program provided 50-100 minutes and additional 100 minutes on-net. The additional 100 minutes will be earned the day after registration to be used from 00:00-06:00.

▪

In order to enhance sales, starting from January 2011 Telkomsel has changed its dealer sales incentive scheme, which is tie up with dealer performance. This new scheme increase Marketing & Sales Expenses in 2011 while reducing dealer discount.

In the following table, we present a YoY and QoQ comparison for our cellular performance:

	Unit	YoY			QoQ
		1Q10	1Q11	Growth (%)	2Q10	3Q10	4Q10	1Q11	Growth (%)
CUSTOMER BASE
Customer Base
Postpaid (kartuHALO)	Subs (000)	2,047	2,165	5.8	2,098	2,101	2,127	2,165	1.8
Prepaid (simPATI + Kartu As)	Subs (000)	79,903	97,200	21.6	86,218	91,034	91,884	97,200	5.8
Total	Subs (000)	81,950	99,365	21.3	88,316	93,135	94,011	99,365	5.7
Net Add
Postpaid (kartuHALO)	Subs (000)	12	39	225.0	52	3	25	39	56.0
Prepaid (simPATI + Kartu As)	Subs (000)	294	5,316	1,708.7	6,315	4,816	847	5,316	527.7
Total	Subs (000)	306	5,355	1,649.4	6,367	4,819	872	5,355	514.1
MOU (chargeable)	Bn minutes	28	43	53.4	31	33	37	43	16.0
SMS (chargeable)	Bn units	21	25	20.0	21	26	26	25	(3.4)
ARPU
Total (3 months average)
Postpaid (kartuHALO)	Rp.'000 per mo.	208	196	(5.5)	211	212	206	196	(4.8)
Prepaid (simPATI + Kartu As)	Rp.'000 per mo.	39	34	(13.0)	39	39	36	34	(5.5)
Blended	Rp.'000 per mo.	43	37	(14.0)	43	43	40	37	(7.5)
NETWORK DATA
Network Capacity
Base stations installed (GSM/DCS/3G)	Unit	32,243	37,830	17.3	34,005	35,316	36,557	37,830	3.5
EMPLOYEE DATA
Total employees *)	person	4,229	4,403	4.1	4,313	4,354	4,421	4,403	(0.4)
Efficiency ratio	Subs/employee	19,378	22,567	16.0	20,477	21,391	21,265	22,567	6.1

*) Excluding Board of Directors

Broadband Services

Fixed Broadband (Speedy)

Customer Base

We have been providing fixed line-based broadband internet access using ADSL technology since 2004 under the brand name “Speedy”. As of March 31, 2011, we had 1.8 million Speedy customers, representing growth of 39.6% from 1.3 million Speedy customers as of March 31, 2010 and 8.6% higher than the number of customers in 4Q10.

ARPU

ARPU for the first quarter 2011 was Rp187K, a decrease of 19.7% from Rp233K in the previous year.

New Products and Programs

“Home Speedy Home” enabled our customers to enjoy an internet connection at home with the real unlimited access in time and quota. We offered five packages at various speed starting from 384Kbps up to 3Mbps and these packages could be accessed by multi users through Wi-Fi modems.

Mobile Broadband (Flash)

Customer Base

Telkomsel also provides a mobile broadband product under the brand name “Flash”. As of March 31, 2011, we had 4.3 million Flash customers, representing growth of 102.7% from the 2.1 million customers as of March 31, 2010 and 14.2% higher than the number of customers in 4Q10.

New Products and Programs

For our mobile broadband/Flash customers, we have “Rp50K Flash Unlimited” promotional starting from February 2011 with maximal speed that can be used is 384 Kbps.

Fixed Wireline Services

Customer Base

As of March 31, 2011, our total number of fixed wireline in service has remained essentially flat at approximately 8.3 million, representing a decrease of 0.6% YoY but an increase of 0.4% QoQ. We consistently maintained our leading position as the dominant player in the fixed wireline market with approximately 99% of market share.

ARPU

ARPU for this period amounted to Rp103K, it was representing a decrease of 1.4% from the previous quarter.

Customer Retention Program

Our customer retention program called TPRT (“Telkom Point Rejeki Tumpah”) that was started in 2Q 2010 is still continued. TPRT is a continuation of the program TRRT (“Telepon Rumah Rejeki Tumpah”) which was created to retain our customers (PSTN, Speedy and YesTV) through reward points.

Fixed Wireless Service (Flexi)

Customer Base

"TELKOMFlexi" or “Flexi” is our brand for a CDMA-based fixed wireless access with limited mobility product. During 1Q11, Flexi obtained 547K net additional subscribers, bringing total subscribers to 18.7 million. With “FlexIrit” new starter pack promotional program, we have maintained our leading position as a dominant player in the fixed wireless market.

Traffic Productions

Revenue per Minute (“RPM”) amounted to Rp145, a decrease of 24.1% from Rp191 YoY. Total wireless production (MoU) decreased by 22.2% from 3.1 billion minutes in 1Q10 to 2.4 billion minutes.

ARPU

ARPU (blended) for this period amounted to Rp10K, a decrease of 41.2% from 1Q10 and a 23.1% lower than the ARPU in 4Q10.

Network capacity

During first quarter 2011, total BTS units increased by 3.0 % to 5,707 units. As of March 31, 2011, 370 cities are covered by these BTSes, it was the same coverage with the last quarter.

New Products and Programs

“Flexi Bebas Bicara” was our Flexi free talk with a tariff of Rp0 to fellow subscribers (on-net) without any conditions. This program is valid from February 25 until December 2011 for prepaid and postpaid customers in the Greater Jakarta area.

In the following table we present comparison YoY and QoQ Flexi performance, as follows:

	UNIT	YoY			QoQ
		1Q10	1Q11	Growth (%)	2Q10	3Q10	4Q10	1Q11	Growth (%)
Customer Base
Classy/Postpaid	SSF('000)	594	536	(9.8)	565	554	546	536	(1.8)
Trendy/Prepaid	SSF('000)	15,354	18,172	18.4	15,330	16,202	17,615	18,172	3.2
Total Blended	SSF('000)	15,948	18,708	17.3	15,896	16,756	18,161	18,708	3.0
Net additional
Classy/Postpaid	SSF('000)	(55)	(11)	(80.0)	(29)	(12)	(7)	(11)	57.1
Trendy/Prepaid	SSF('000)	864	558	(35.4)	(24)	872	1413	558	(60.5)
Total Blended	SSF('000)	809	547	(32.4)	(53)	860	1406	547	(61.1)
ARPU
Classy/Postpaid	Rp('000)	83	78	(6.0)	88	84	84	78	(7.1)
Trendy/Prepaid	Rp('000)	15	8	(46.7)	14	14	11	8	(27.3)
Total Blended	Rp('000)	17	10	(41.2)	17	16	13	10	(23.1)
MoU (Minute of use)	mn minutes	3,073	2,392	(22.2)	3,080	3,045	2,759	2,392	(13.3)
SMS	mn messages	1,073	916	(14.6)	1,030	943	934	916	(1.9)
NETWORK
BTS	BTS	5,543	5,707	3.0	5,552	5,580	5,641	5,707	1.2
Coverage	Cities	370	370	-	370	370	370	370	-

FINANCIAL RESULTS

TELKOM GROUP

Statement of Comprehensive Income

In the following table, we present a YoY and QoQ comparison for our Statement of Comprehensive Income:

Key Indicators	YoY			QoQ
	1Q10	1Q11	Growth (%)	2Q10	3Q10	4Q10	1Q11	Growth (%)
Op. Revenues (Rp Bn)	16,356	16,706	2.1	17,351	17,601	17,321	16,706	(3.5)
Op. Expenses (Rp Bn)	11,037	11,512	4.3	11,334	11,744	12,023	11,512	(4.3)
Op. Income (Rp Bn)	5,320	5,194	(2.4)	6,017	5,858	5,296	5,194	(1.9)
EBITDA (Rp Bn)	9,059	8,642	(4.6)	9,700	9,478	8,866	8,642	(2.5)
EBITDA Margin (%)	55.4	51.7	(3.7)	55.9	53.8	52.2	51.7	0.5
Income for the period attributable to owner of the parent (Rp Bn)	2,786	2,828	1.5	3,246	2,928	2,576	2,828	9.8
Income per Share (Rp)	142	144	1.5	165	149	132	144	9.8
Income per ADS (Rp)	5,666	5,752	1.5	6,601	5,955	5,240	5,752	9.8

Since January 1, 2011, TELKOM have adopted several Indonesian Statement of Financial Accounting Standards (Pernyataan Standar Akuntansi Keuangan or “PSAK”), which became effective for financial statement periods beginning on or after January 1, 2011 and is applied prospectively, among other things, that are relevant to TELKOM are: PSAK 1 (Revised 2009), “Presentation of Financial Statements”, PSAK 2 (Revised 2009), “Statements of Cash Flows”, and PSAK 3 (Revised 2010), “Interim Financial Statements”. Those standards significantly influence the presentation of TELKOM‘s Financial Statements, particularly for the presentation and disclosure of the “Statement of Income” that become “Statement of Comprehensive Income”.

Operating Revenues

We recorded operating revenues of Rp16,705.8 billion in 1Q11, a 3.5% decreased from Rp17,321.3 billion in 4Q10.

▪

Fixed line revenue decreased by 8.2% from Rp3,192.7 billion in 4Q10 to Rp2,929.6 billion in 1Q11, mainly due to a decrease in fixed wireless ARPU from Rp13K to Rp10K and decrease in chargeable traffic.

▪	Cellular revenue decreased by 9.3% from Rp7,449.8 billion in 4Q10 to Rp6,754.8 billion in 1Q11 due to decrease in RPM.
▪

Interconnection revenue decreased by 11.8% from Rp959.6 billion in 4Q10 to Rp846.1 billion in 1Q11. This was mainly due to decline in domestic interconnection and transit revenue and also international interconnection.

▪

Data, internet and information technology services revenues increased by Rp686.2billion or 14.4% from Rp4,765.7 billion in 4Q10 to Rp5,451.9 billion in 1Q11, primarily due to growth in SMS revenue and data communications revenues,

▪	Network revenues increased by 97.1% from Rp154.7 billion in 4Q10 to Rp304.9 billion in 1Q11, mainly due to the revenue increase in satellite transponder lease services.
▪	Other revenues decreased by 47.5% from Rp797.9 billion in 4Q10 to Rp418.6 billion in 1Q11, mainly caused by revenue from building leased and property development.

	YoY			QoQ
	1Q10	1Q11	Growth (%)	2Q10	3Q10	4Q10	1Q11	Growth (%)
Fixed Line (Rp Bn)	3,308	2,930	(11.4)	3,306	3,133	3,193	2,930	(8.2)
Cellular (Rp Bn)	6,691	6,755	0.9	7,470	7,523	7,450	6,755	(9.3)
Interconnection (Rp Bn)	1,051	846	(19.5)	781	943	960	846	(11.8)
Data, Internet & IT (Rp Bn)	4,764	5,452	14.4	4,939	5,332	4,766	5,452	14.4
Network (Rp Bn)	277	305	9.9	278	348	155	305	97.1
Other (Rp Bn)	264	419	58.3	577	322	798	419	(47.5)

Operating Expenses

Total Operating Expenses was Rp11,511.8 billion in 1Q11 decreased by 4.3% from Rp12,023.3 billion in 4Q10.

▪	Depreciation and amortization expense decreased by 3.4% from Rp3,568.5 billion to Rp3,447.6 billion, mainly due to decrease in amortization of intangible assets.
▪	Personnel expenses decreased by 6.6%, from Rp2,089.2 billion to Rp1,951.4 billion due to decrease in other benefit, as a result of net periodic pension cost.
▪

Operation, maintenance and telecommunication services expenses increased by Rp65.8 billion or 1.6% from Rp4,004.0 billion in 4Q10 to Rp4,069.8 billion in 1Q11, mainly due to increase in radio frequency usage charges.

▪	General and administrative expenses decreased by 18.2% from Rp625.6 billion in 4Q10 to Rp511.5 billion, due to decrease in general and social contribution expenses.
▪	Interconnection expense decreased by 0.4% from Rp809.2 billion in 4Q10 to Rp806.1 billion due to decrease in international interconnection expense.
▪	Marketing expenses decreased by 21.8% from Rp926.8 billion in 4Q10 to Rp725.4 billion, mainly due to a decrease in advertising and promotion.

	YoY			QoQ
	1Q10	1Q11	Growth (%)	2Q10	3Q10	4Q10	1Q11	Growth (%)
Depr & Amort (Rp Bn)	3,739	3,448	(7.8)	3,683	3,620	3,568	3,448	(3.4)
Personnel (Rp Bn)	1,874	1,951	4.1	1,593	1,960	2,089	1,951	(6.6)
O & M (Rp Bn)	3,738	4,070	8.9	4,160	4,145	4,004	4,070	1.6
G & A (Rp Bn)	599	511	(14.7)	519	608	626	511	(18.2)
Interconnection (Rp Bn)	670	806	20.3	829	778	809	806	(0.4)
Marketing (Rp Bn)	416	725	74.2	550	632	927	725	(21.7)

EBITDA and EBITDA Margin

During first quarter 2011, EBITDA reached Rp8,641.6 billion, decreased by 2.5% from 4Q10, while EBITDA margin increased by 0.5% to 51.7% in 1Q11.

Income for the Period Attributable to Owner of the Parent

Income for the Period to Owner of the Parent increased QoQ by 9.8% to Rp2,828.3 billion and profit margin decreased by 2.1% to 16.9% in 1Q11. Return on Equity (ROE) and Return on Assets (ROA) for this period reached 4.7% and 2.8%, respectively.

Financial Position
In the following table we present a comparison for the Financial Position:

Financial Position	YoY			QoQ
	1Q10	1Q11	Growth (%)	2Q10	3Q10	4Q10	1Q11	Growth (%)
Total Assets (Rp Tn)	96.5	100.7	4.3	99.0	100.0	99.8	100.7	0.9
Total Liabilities (Rp Tn)	43.2	40.5	(6.4)	49.8	46.8	43.3	40.5	(6.7)
Total Equity (Rp Tn)*	53.3	60.2	13.0	49.2	53.2	56.4	60.2	6.8
*including non-controlling interest

As of March 31, 2011, our total assets increased by Rp0.9 trillion or 0.9% from Rp99.8 trillion on 4Q10 to Rp100.7 trillion on 1Q11. This was mainly contributed by increase in current assets, which were increase in cash and cash equivalent and trade receivable from related parties.

Total liabilities decreased by Rp2.9 trillion or 6.7% from Rp43.3 trillion to Rp40.5 trillion, mainly due to:

▪ Current Liabilities decreased by 7.2% to Rp19.0 trillion, mainly due to a decrease in trade payables from related and third parties.

▪ Non-current Liabilities decreased by 6.2% to Rp21.4 trillion due to a decrease in bank loans.

Total equity increased by Rp3.8 trillion or 6.8% from Rp56.4 trillion at the end of December 31, 2010 to Rp60.2 trillion on March 31, 2011 due to increase in inappropriate retained earnings.

Cash Flows

Total cash and cash equivalents at the end of this period was Rp10.6 trillion, a 57.7% increased compared to the 4Q10, as a result of:

▪ Net cash flows from operating activities decreased by Rp0.2 trillion, or 2.3%, primarily due to an decrease in cash receipts from operating revenues;

▪ Net cash flows used in investing activities decreased by Rp1.8 trillion, or 37.1%, primarily due to a decrease in acquisition of property, plant and equipment; and

▪ Net cash flows used in financing activities increased by Rp0.2 trillion, or 7.9%, primarily due to an increase in cash dividends paid to minority stockholders of subsidiaries.

FINANCIAL RATIOS
	YoY			QoQ
	1Q10	1Q11	Growth (%)	2Q10	3Q10	4Q10	1Q11	Growth (%)
Operating Margin (%)	32.5	31.1	(1.4)	34.7	33.3	30.6	31.1	0.5
Profit Margin (%)	17.0	16.9	(0.2)	18.7	16.6	14.9	16.9	2.1
EBITDA Margin(%)	55.4	51.7	(3.7)	55.9	53.8	51.2	51.7	0.5
Current Ratio (%)	62.2	108.6	46.4	57.8	77.8	91.5	108.6	17.1
Return on Asset (%)	2.9	2.8	(0.1)	3.3	2.9	2.6	2.8	0.2
Return on Equity (%)	5.2	4.7	(0.5)	6.6	5.5	4.6	4.7	0.1
Total Liabilities to Equity (%)	81.0	67.2	(13.9)	101.1	87.9	76.8	67.2	(9.7)
Gearing (Net Debt to Equity) (%)	23.3	13.4	(9.9)	19.9	24.7	21.1	13.4	(7.6)
Debt Equity (%)	36.8	31.8	(5.0)	37.5	42.3	37.9	31.8	(6.1)
Debt to EBITDA (%)	216.3	221.7	5.4	190.4	237.3	241.5	221.7	(19.8)
Debt Service Ratio (Times)	1.1	1.9	0.7	1.4	1.4	1.6	1.9	0.3

TELKOMSEL

Statement of Comprehensive Income

In the following table, we present a YoY and QoQ comparison for our Statement of Comprehensive Income

Key Indicators	YoY			QoQ
	1Q10	1Q11	Growth (%)	2Q10	3Q10	4Q10	1Q11	Growth (%)
Op. Revenues (Rp Bn)	10,775	11,297	4.8	11,393	11,916	11,483	11,297	(1.6)
Op. Expenses (Rp Bn)	6,712	7,450	11.0	7,109	7,462	7,103	7,450	4.9
Op. Income (Rp Bn)	4,063	3,847	(5.3)	4,284	4,454	4,380	3,847	(12.2)
EBITDA (Rp Bn)	6,400	6,245	(2.4)	6,597	6,841	6,760	6,245	(7.6)
EBITDA Margin (%)	59.4	55.3	(4.1)	57.9	57.4	58.9	55.3	(3.6)
Inc.for the period (Rp Bn)	2,838	2,856	0.6	3,088	3,264	3,172	2,856	(10.0)

Operating Revenues

Operating revenues of Rp11.30 trillion were recorded in 1Q11, an increase of 5% YoY. The modernized life style towards data access was the main driver of the revenue growth. Compared to last quarter results, it declined 2% mainly due to lower voice revenue as a result of decline in RPM combined with the impact of changes on dealer sales incentive scheme.

▪	Postpaid revenue grew slightly decreased 1% YoY to Rp1.1 trillion due to increase in data revenue. It declined 2% QoQ due to decline in traffic;
▪	Prepaid revenue increased 5% YoY to Rp9.1 trillion, which was mainly driven by the growth of data revenues. It was relatively stable compared to earlier quarter;
▪

International roaming revenue increased 14% YoY to Rp167 billion. It declined 16% QoQ due to decline in outbound traffic. Starting this quarter, revenue received from international roaming partners, as a result of foreign visitors roaming on Telkomsel’s network, are recorded under interconnection revenue;

▪

Interconnection revenues increased 4% YoY to Rp771 billion, which was mainly due to increased in interconnection traffic from international calls. It declined 7% QoQ, which was due to changes in interconnection tariff effective January 2011; and

▪	Other operating revenues, resulted from network lease and USO compensation fee, increased 2% YoY to Rp128 billion. It declined 19% QoQ. Both mainly impacted by USO compensation fees.

Operating Expenses

Operating expenses increased 11% YoY to Rp7.5 trillion. It increased 5% QoQ. Both the YoY and QoQ increase was mainly due to increase of operation & maintenance and other operating expenses:

▪	Personnel expenses increased 6% YoY to Rp376 billion, mainly due to increase in number of employee. It decreased by 19% QoQ, as a result of decline in extra allowance and benefits in 4Q10.
▪

Operation & maintenance expenses increased 7% YoY to Rp2.6 trillion, mainly due to increases in frequency fees and power supply costs. It grew 24% QoQ, which was mainly due to adjustment on frequency fees in previous quarter;

▪	General & administration expenses increased 2% YoY to Rp202 billion. It decreased to 12% QoQ, which was mostly in relation with decrease of travel & transportation expenses and rental expenses;
▪

Marketing expenses grew significantly YoY to Rp505 billion in relation with the impact of intensified competition. However, it declined by 2% QoQ, mainly on reduction of advertising and promotion expenses combined with increase of sales support costs. There was also an impact from changes on dealer sales incentive scheme in 1Q11 to the growth of marketing expense.

▪

International roaming and Interconnection charges increased slightly 2% to Rp650 billion due to increase in international roaming charges. It decreased 12% QoQ as a result of decline in domestic interconnection traffic and changes in the interconnection tariff applied since January 2011;

▪

Other operating expenses grew 44% YoY to Rp721 billion due to increase of cost of cards and devices inline with sales growth and increase in data access fee due to the growth of data business. It increased 7% QoQ, which was mainly due to the increase in data access fee (related with Blackberry services); and

▪	Depreciation expenses increased 3% to Rp2.4 trillion and slightly increase 1% from previous quarter.

Other (non-operating) expenses declined 90% YoY to Rp25.95 billion and decreased 82% QoQ. Both the YoY and QoQ were largely due to lower financing charges.

Financial Position

Total Assets decreased by 0.5% to Rp58.4 trillion. Total liabilities decreased by 14% to Rp21.3 trillion due to loan repayments, while total equity increased 9% to Rp37.06 trillion.

▪	Current assets increased 15% to Rp7.7 trillion, mainly due to increase in claims for tax refund;
▪	Fixed assets decreased 4% to Rp48.1 trillion as a result of network infrastructure growth combined with impact of accelerated depreciation of fixed-assets;
▪	Current liabilities decreased 28% to Rp12.1 trillion, in relation with decline in current maturities of medium-term loans due to the acceleration of debt repayment; and
▪	Non-current liabilities increased 16% to Rp9.2 trillion, mainly due to increase in medium-term loans and deferred tax liabilities.

As of March 31, 2010 Telkomsel had Rp8.2 trillion loans outstanding after transaction cost, which Rp2.1 trillion was presented as current liabilities and Rp6.10 trillion as non-current liabilities.

Cash Flow

Net cash generated from operations in 1Q11 was Rp5.4 trillion, increase 4% compared to 1Q10 due to decrease in payment of license/frequency fees combined with increase in payments for taxes and trade payable. Cash flow for investment activities, which was mostly spent for the acquisition of network infrastructures, decreased 31% to Rp1.9 trillion (approximately USD 212 million). Net cash used in financing activities decreased 52% to Rp1.3 trillion due to loan repayments and also as there was a dividend payment in 1Q10.

(in Rp billion)	YoY
	1Q10	1Q11
Cash Flow from Operating Activities	5,168	5,382
Cash Flow for Investing Activities	(2,683)	(1,845)
Cash Flow from Financing Activities	(2,623)	(1,265)
Net Increase in Cash & Cash Equivalents	(138)	2,272
Effect of Foreign Exchange Rate Changes	(62)	(16)
Cash and Cash Equivalents at Beginning of Periods	3,641	1,222
Cash and Cash Equivalents at End of Periods	3,442	3,478
Addition to Fixed Assets (incl. CIP)	2,071	1,349

ADDITIONAL INFORMATION

Capital Expenditure

During the first quarter 2011, Capex payment for TELKOM and Telkomsel amounted to Rp3.5 trillion and Rp1.2 trillion, respectively.

Loan/Debt

Consolidated Debt

The following table presents the debt portfolio:

Currencies	Original (in million)				Rp (in billion)				Portion (%)
	YoY		QoQ		YoY		QoQ		YoY		QoQ
	1Q10	1Q11	4Q10	1Q11	1Q10	1Q11	4Q10	1Q11	1Q10	1Q11	4Q10	1Q11
IDR / Rupiah	16,288,442	14,642,676	17,052,757	14,642,676	16,288	14,643	17,053	14,643	83.1	76.4	79.7	76.4
U.S. Dollar	235	389	351	389	2,182	3,386	3,164	3,386	11.1	17.7	14.8	17.7
Japanese Yen	11,518	10,751	10,751	10,751	1,124	1,131	1,191	1,131	5.7	5.9	5.6	5.9
Total	-	-	-	-	19,595	19,160	21,408	19,160	100.0	100.0	100.0	100.0

As of March 31, 2011, total consolidated debt amounted to Rp19.2 trillion, consisting of short term and long term debt amounting to Rp4.2 trillion and Rp14.9 trillion, respectively.

Our strategy in facing foreign exchange fluctuation is to provide natural hedging through maintaining cash and cash equivalents of around 50% of current maturity and average payment of Capex/Opex for the next 12 months.

At the end of this period, Net Debt to Equity Ratio (“Gearing”) reached to 13.4% % or 7.6% lower than the previous quarter.

In 1Q11, Telkomsel drew down USD58.04 million from our existing facilities. The remaining amount of facilities as at the end of March 2011, including facilities in foreign exchange, was equivalent to Rp6.6 trillion. Telkomsel has to observe certain agreed financial covenants related to its loans/debts. As of March 31, 2011 these covenants were as follows:

Covenants to be maintained	Required	Actual
EBITDA to Debt Service	≥ 1.25	3.79
Debt to Tangible Net Worth	≤ 2.00	0.23

Human Resources

As of March 31, 2011, TELKOM had 26,992 employees, with 20,839 employed by TELKOM and 6,153 employed by our subsidiaries. It represented a decrease of 1.4% from 27,366 employees as of March 31, 2010, as a parent Company decreased by 1.4% while on our subsidiaries increased 7.8% compared to the previous quarter.

Recent Development

Nusantara Super Highway

"Nusantara Super Highway" is a continuation of our future goals to unite the archipelago through the vision of "Nusantara 21" which has been started since 2001 with satellite-based technology. The development of all "Nusantara Super Highway" ring used the Palapa Ring configurations. The development of “Nusantara Super Highway” was divided into six rings for connecting various islands in Indonesia. Those six rings was in line with the establishment of "Six Economic Corridor" by the Government of the Republic of Indonesia. In 2011, We have begun to build a fiber optic backbone that will connect Manado – Ternate – Ambon - Fak Fak,- Sorong - Manokwari - Jayapura and Fak Fak to Timika.

The Proposed Plan to Conduct Shares Buy Back IV

On April 19, 2011, the Company has released a full disclosure statement to the public in relation to the Company’s plan to conduct a phase IV stock repurchase program of the Company’s stock which has been issued and listed in IDX up to 2.07% of its paid up capital with total cost not to exceed Rp3.0 trillion which will be conduct gradually within the acquisition period that would not be longer than 18 months upon approval from the AGM

Cost Saving Program

A series of initiatives related to cost saving program are currently running. The program focuses on reductions of routine cash expenses, among others are power/electricity cost, transportation cost, administrative cost, and network maintenance cost.

AWARDS

We continued to receive recognition for our innovative products, reliable network and excellent customer service. The following are the awards that we received during the first quarter of 2011:

▪

kartuHALO, simPATI, Flexi, Speedy and Flash, our excellent brands of our products achieved “Top Brand Award 2011” initiated by Frontier Consulting Group and Marketing Magazine. Furthermore, Telkomsel also received this award as Blackberry service provider. These awards and recognitions could strengthen TELKOM position as the leading telecommunication company in Indonesia.

▪	Best Mobile Learning Innovation for Telkomsel Urban English from Global Mobile Awards 2011.
▪

We achieved three awards for emiten group with market capitalization over Rp100 billions in the Indonesia Brand Championship 2011 event held by MarkPlus Insight and Marketers Magazine. The awards presented were for the category of “Most Popular Brand of Stock”, “Most Recommended Brand of Stock” and “Most Customer Brand Choices of Stocks”.  In addition, simPATI, our prepaid cellular, and Flash, our mobile cellular achieved “Brand Equity Champion of Cellular Operator” and “Brand Equity Champion of Mobile Internet Provider”, respectively.

▪	We have been named as the Dream Company and The Most Gracious Company in Admired Companies Awards 2011 event held by Warta Ekonomi Magazine.
▪

We received three awards from Call Center Award 2011 from Service Excellence Magazine on the telecommunication’s category for call center brand "Telkom Flexi Telkom 147 service", the Pay TV’s category for all center brand "Yes TV Telkom 147 service" and the internet service provider’s category for all center brand "Telkom 147 Data & Internet Services”. For Telkomsel call center, we also received “Excellence Service Performance”. Call Center Service Excellence Award is a prestigious award given to brands that managed the call center provides the most experience quality and fun for customers, based on CCSEI (Call Center Service Excellence Index).

▪	Flexi Awarded as “The Most Favorite CDMA Operator” by Forsel Magazine

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (BALANCE SHEETS)

DECEMBER 31, 2010 (AUDITED) AND MARCH 31, 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah)

	Dec 31, 2010	March 31, 2011
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9,119,849	10,645,475
Temporary investments	370,433	380,047
Related parties - net of allowance for doubtful
accounts of Rp.151,266 million in 2010
and Rp.88,897 million in 2011	780,043	1,124,366
Third parties - net of allowance for doubtful
accounts of Rp.1,294,078 million in 2010
and Rp.1,461,089 million in 2011	3,563,666	3,611,144
Other receivables - net of allowance for
doubtful accounts of Rp.6,304 million in 2010
and Rp.6,164 million in 2011	90,140	83,906
Inventories - net of allowance for obsolescence of
Rp.83,286 million in 2010 and Rp.87,730
million in 2011	515,536	553,137
Advances and prepaid expenses	3,441,031	3,298,167
Claims for tax refund	133,056	121,686
Prepaid taxes	715,698	826,223
Other current assets	1,175	1,175
Total Current Assets	18,730,627	20,645,326
NON-CURRENT ASSETS
Long-term investments - net	253,850	251,471
Property, plant and equipment - net of accumulated
depreciation of Rp.83,712,378 million in 2010
and Rp.83,071,756 million in 2011	75,832,408	74,684,267
Prepaid pension benefit cost	988	932
Advances and other non-current assets	3,052,695	3,307,615
Goodwill and other intangible assets - net of
in 2010 and Rp.9,245,179 million in 2011	1,784,525	1,705,775
Escrow accounts	41,662	40,307
Deffered tax assets - net	61,692	49,785
Total Non-current Assets	81,027,820	80,040,152
TOTAL ASSETS	99,758,447	100,685,478

PERUSAHAAN PERSEROAN (PERSERO)

P T TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (BALANCE SHEETS) (continued)

DECEMBER 31, 2010 (AUDITED) AND MARCH 31, 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah)

	Dec 31,2010	March 31, 2011
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Trade payables
Related parties	1,153,874	702,918
Third parties	6,356,921	5,806,443
Other payables	20,953	28,187
Taxes payables	735,690	933,993
Dividend payables	255,545	5,460
Accrued expenses	3,409,260	3,933,530
Unearned income	2,681,483	2,855,948
Advances from customers and suppliers	499,705	297,700
Short-term bank loans	55,831	66,440
Current maturities of long-term liabilities	5,303,636	4,373,982
Total Current Liabilities	20,472,898	19,004,601
NON-CURRENT LIABILITIES
Deferred tax liabilities - net	4,073,814	4,043,894
Unearned income	312,029	295,105
Accrued long service awards	242,149	242,177
Accrued post-retirement health care benefits	1,050,030	991,865
Accrued pension and other post-retirement benefits costs	536,990	588,895
Long-term liabilities - net of current maturities
Obligations under finance leases	408,867	376,041
Two-step loans - related party	2,741,303	2,531,541
Bonds and Notes	3,249,379	3,280,730
Bank loans	10,256,205	9,099,750
Total Non-current Liabilities	22,870,766	21,449,998
TOTAL LIABILITIES	43,343,664	40,454,599
STOCKHOLDERS' EQUITY
STOCKHOLDERS' EQUITY ATTRIBUTABLE TO EQUITY HOLDERS
OF THE COMPANY
Capital stock - Rp.250 par value per Series A
Dwiwarna share and Series B share
Authorized - 1 Series A Dwiwarna share and
79,999,999,999 Series B shares
Issued and fully paid - 1 Series A Dwiwarna share
and 20,159,999,279 Series B shares	5,040,000	5,040,000
Additional paid-in capital	1,073,333	1,073,333
Treasury stock - 490,574,500 shares in 2010 and 2011	(4,264,073)	(4,264,073)
Difference in value arising from restructuring transactions and other
transactions between entities under common control	478,000	478,000
Difference due to change of equity in associated
companies	385,595	385,595
Unrealized holding gain from available-for-sale securities	49,695	46,671
Translation adjustment	233,378	228,867
Difference due to acquisition of minority interest in subsidiaries	(484,629)	(484,629)
Retained earnings
Appropriated	15,336,746	15,336,746
Unappropriated	26,570,697	29,399,000
Total Stockholders' Equity attributable to owners of the Parent	44,418,742	47,239,510
Non-Controlling Interests	11,996,041	12,991,369
TOTAL STOCKHOLDERS' EQUITY	56,414,783	60,230,879
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	99,758,447	100,685,478

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

THREE MONTHS PERIOD ENDED MARCH 31, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, except per share and per ADS data)

	2010 *	2011
OPERATING REVENUES
Telephone
Fixed lines	3,308,062	2,929,579
Cellular	6,691,220	6,754,777
Interconnection	1,050,682	846,083
Data, internet and information technology services	4,764,426	5,451,873
Network	277,470	304,873
Other telecommunications services	264,476	418,575
Total Operating Revenues	16,356,336	16,705,760
OPERATING EXPENSES
Depreciation and amortization	3,739,090	3,447,594
Personnel	1,874,100	1,951,393
Operations, maintenance and telecommunication services	3,737,601	4,069,777
General and administrative	599,338	511,471
Interconnection	670,220	806,101
Marketing	416,459	725,421
Total Operating Expenses	11,036,808	11,511,757
OPERATING INCOME	5,319,528	5,194,003
OTHER (EXPENSES) INCOME
Interest income	79,674	120,140
Equity in net (loss) income of associated companies	437	(1,136)
Interest expense	(504,235)	(405,239)
Gain on foreign exchange - net	164,054	152,428
Others - net	77,005	74,058
Other expenses - net	(183,065)	(59,749)
INCOME BEFORE TAX	5,136,463	5,134,254
TAX (EXPENSE) BENEFIT
Current	(1,011,852)	(1,328,635)
Deferred	(348,368)	18,012
Total Tax (Expense) Benefit	(1,360,220)	(1,310,623)
INCOME FOR THE PERIOD	3,776,243	3,823,631
OTHER COMPREHENSIVE (EXPENSE) INCOME
Foreign currency translation	(169)	(4,511)
Change in fair value of available-for-sale financial assets - net of tax	16,977	(3,024)
Total Other Comprehensive (Expense) Income	16,808	(7,535)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	3,793,051	3,816,096
Income for the period attributable to:
Owners of the parent	2,786,263	2,828,303
Non-controlling interests	989,980	995,328
Total Income for the period	3,776,243	3,823,631
Total comprehensive income attributable to:
Owners of the parent	2,803,071	2,820,768
Non-controlling interests	989,980	995,328
Tota Comprehensive income for the period	3,793,051	3,816,096
BASIC EARNINGS PER SHARE
Net income per share	142	144
Net income per ADS (40 Series B shares per ADS)	5,666	5,752

*as restated, refer to our Consolidated Financial Statements Note 2p and 2s

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS PERIOD ENDED MARCH 31, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah)

	2010 *	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	3,100,796	2,290,546
Cellular	6,619,502	6,724,684
Interconnection	1,115,342	1,086,609
Data, internet and information technology services	4,564,935	5,462,912
Other services	534,639	734,552
Total cash receipts from operating revenues	15,935,214	16,299,303
Cash payments for operating expenses	(6,255,243)	(5,371,854)
Cash payments to employees	(1,824,292)	(1,906,065)
Cash paid (refund) from (to) customers	143,852	(203,740)
Cash generated from operations	7,999,531	8,817,644
Interest received	87,614	122,703
Interest paid	(439,121)	(423,474)
Income tax paid	(662,922)	(1,374,517)
Net cash provided by operating activities	6,985,102	7,142,356
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of temporary investments and
maturity of time deposits	23,236	4,362
Purchases of temporary investments
and placements in time deposits	(5,660)	(17,000)
Proceeds from sale of property, plant and equipment	1,451	3,291
Acquisition of property, plant and equipment	(4,361,856)	(2,783,315)
Increase in advances for purchases of
property, plant and equipment	(647,912)	(226,935)
(Increase) decrease in advances, other assets and escrow accounts	144,812	(39,010)
Business combinations, net of cash acquired	(111,676)	-
Acquisition of intangible assets	(19,342)	(72,397)
Acquisition of long-term investments	(3,905)	-
Net cash used in investing activities	(4,980,852)	(3,131,004)
CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	-	(250,085)
Cash dividends paid to minority stockholders of subsidiaries	(405,585)	-
Proceeds from short-term borrowings	21,483	27,942
Repayments of short-term borrowings	(14,928)	(17,333)
Proceeds from medium-term Notes	35,000	-
Repayment of medium-term Notes	-	(3,050)
Proceeds from long-term borrowings	422,565	434,300
Repayment of long-term borrowings	(2,623,094)	(2,662,172)
Proceeds from promissory notes	-	95,317
Repayment of promissory notes	-	(9,981)
Repayment of obligations under finance leases	(77,110)	(47,517)
Net cash used in financing activities	(2,641,669)	(2,432,579)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(637,419)	1,578,773
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(416,982)	(53,147)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	7,805,460	9,119,849
CASH AND CASH EQUIVALENTS AT END OF PERIOD	6,751,059	10,645,475
SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash investing and financing activities:
Acquisition of property, plant and equipment through incurrence of payables	5,703,508	4,171,681
Acquisition of property, plant and equipment through finance leases	5,967	9,799
*as restated, refer to our Consolidated Financial Statements Note 2p and 2s

PT TELEKOMUNIKASI SELULAR (TELKOMSEL) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2010 (AUDITED) AND MARCH 31, 2011 (UNAUDITED)

(Figures in tables are presented in billions of Rupiah)

	2010	2011
ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,222	3,477
Accounts receivables and unbilled revenues	840	974
Prepayments	2,856	2,339
Others	869	945
Total Current Assets	5,787	7,735

NON-CURRENT ASSETS
Long-term Investment	20	20
Fixed assets - net of accumulated	49,118	48,069
Advances for the purchase of fixed assets	304	453
Equipment no used in operations - net	-	-
Intangible assets - net	1,019	993
Others	1,095	1,079
Total Non-Current Assets	51,556	50,614
TOTAL ASSETS	57,343	58,349

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES	-	-
Accounts payable & Accrued Liabilities	7,547	6,830
Taxes payable	524	624
Unearned revenue	2,467	2,553
Current maturities of medium-term & long-term loans	2,955	2,114
Total Current Liabilities	13,493	12,121

NON-CURRENT LIABILITIES	-	-
Medium-term & long term loans - net of current maturities	6,604	6,100
Deferred tax liabilities	2,672	2,657
Others	368	409
Total Non-current Liabilities	9,644	9,166

STOCKHOLDERS' EQUITY
Capital stock - Rp 1,000,000 par value
Authorized - 650,000 shares	-	-
Issued and fully paid - 182,570 shares	183	183
Additional paid-in capital	1,505	1,505
Retained earnings	32,518	35,374
Total Equity	34,206	37,062
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	57,343	58,349

PT TELEKOMUNIKASI SELULAR (TELKOMSEL) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

THREE MONTHS PERIOD ENDED MARCH 31, 2010 AND 2011

(Figures are presented in billions of Rupiah)

	2010*	2011
	Rp	Rp
OPERATING REVENUES
Post-paid	1,077	1,086
Prepaid	8,689	9,145
International roaming revenues	146	167
Interconnection revenues	738	771
Other (USO compensation & network lease)	125	128
Total Operating Revenues	10,775	11,297

OPERATING COSTS AND EXPENSES
Personnel	356	376
Operation & maintenance	2,431	2,598
General & administrative	199	202
Marketing	252	505
Interconnection & international charges	639	650
Other operating expenses	499	721
Depreciation	2,336	2,398
Total Operating Expenses	6,712	7,450

EBIT (EARNINGS BEFORE INTEREST & TAXES)	4,063	3,847
OTHER INCOME/(EXPENSES)
Interest income & financing charges	(258)	(142)
Foreign exchange gain	61	93
Others - net	(52)	23
Other income/(expenses) - net	(249)	(26)

INCOME BEFORE TAX	3,815	3,821
INCOME TAX EXPENSE	977	965
PROFIT FOR THE PERIODS	2,838	2,856

EBITDA	6,400	6,245
EBITDA Margin - over oper. revenues	59%	55%

ROA	24%	21%
ROE	42%	35%

* the 2010 figures were reclassified to conform with the 2011 presentation